Mail Stop 6010

October 4, 2006

Philippe Maitre
Senior Vice President and Chief Financial Officer
Oscient Pharmaceuticals Corporation
1000 Winter Street, Suite 2200
Waltham, Massachusetts 02451

>   **Re:**   **Oscient Pharmaceuticals Corporation**
>   **Schedule 14A**
>   **Filed September 29, 2006**
>   **File No. 0-10824**

Dear Mr. Maitre:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1: Reverse Stock Split, page 7

1.   We note from the top of page 10 that the number of authorized shares will not be reduced in conjunction with the reverse split. Since the reverse split will cause there to be fewer outstanding shares, it appears the reverse split will result in more shares being available for issuance than the company currently has available. Please disclose in the document whether or not the company has any plans to issue any of the newly available shares. If the company has such plans, describe them and state how many of the newly available shares will be used.

*   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Patrick O'Brien
        Ropes & Gray LLP
        One International Place
        Boston, Massachusetts 02110